SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                  HEARTLAND FINANCIAL USA, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            42234Q102
                         (CUSIP Number)

                        December 31, 2001
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  X  Rule 13d-1(b)
----

     Rule 13d-1(c)
----

     Rule 13d-1(d)
----

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     I.R.S. Identification Nos. of above persons (entities only)

     DUBUQUE BANK AND TRUST COMPANY
     42-0223620

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)
                                                          ----
                                                       (b)
                                                          ----

3.   SEC USE ONLY

4.   Citizenship or Place of Organization

     Commercial bank organized under the laws of the State Of
     Iowa

NUMBER OF      5.   SOLE VOTING POWER: 676,223
SHARES
BENEFICIALLY   6.   SHARED VOTING POWER: 109,784
OWNED BY
EACH           7.   SOLE DISPOSITIVE POWER: 676,223
REPORTING
PERSON         8.   SHARED DISPOSITIVE POWER: 109,784
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     786,007

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES. (See instructions)

                                                          ----

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%

12.  TYPE OF REPORTING PERSON

     BK

Item 1.
          (a)  Name of Issuer
               Heartland Financial USA, Inc.

          (b)  Address of Issuer's Principal Executive Offices
               1398 Central Avenue
               Dubuque, Iowa 52001

Item 2.

          (a)  Name of Person Filing
               Dubuque Bank and Trust Company

          (b)  Address of Principal Business Office, or if none,
               Residence
               1398 Central Avenue
               Dubuque, Iowa 52001

          (c)  Citizenship
               A commercial bank organized under the laws of the State of Iowa

          (d)  Title of Class of Securities
               Common Stock

          (e)  CUSIP Number
               42234Q-10-2

Item 3.        If this statement is filed pursuant to Subsection
          240.13d-1(b) or 240.13d-2(b) or (c), check whether
          the person filing is a:

          (a)       Broker or dealer registered under Section
                    15 of the Act (15 U.S.C. 78o);
               ---

          (b)       Bank as defined in Section 3(a)(6) of the Act
                X   (15 U.S.C. 78c);
               ---

          (c)       Insurance company as defined in Section 3(a)
                    (19) of the Act (15 U.S.C. 78c);
               ---

          (d)       Investment company registered under Section 8
                    of the Investment Company Act of 1940 (15
                    U.S.C. 80a-8);
               ---

          (e)       An investment adviser in accordance with
                    Subsection 240.13d-1(b)(1)(ii)(E);
               ---

          (f)       An employee benefit plan or endowment fund in
                    accordance with Subsection 240.13d-1(b)(1)
                    (ii)(F);
               ---

          (g)       A parent holding company or control person in
                    accordance with Subsection 240.13d-1(b)(1)
                    (ii)(G);
               ---

          (h)       A savings association as defined in Section
                    3(b) of the Federal Deposit Insurance Act
                    (12 U.S.C. 1813);
               ---

          (i)       A church plan that is excluded from the
                    definition of an investment company under
                    Section 3(c)(14) of the Investment Company
                    Act of 1940 (15 U.S.C. 80a-3);
               ---

          (j)       Group, in accordance with Subsection
                    240.13d-1(b)(1)(ii)(J).
               ---

Item 4.        Ownership

          (a)  Amount Beneficially Owned
               The amount of securities reported as beneficially owned consists of 786,007 shares of the Issuer's common stock for which the Reporting Person serves as sole or co-fiduciary with respect to trust and other accounts. With respect to such shares, the Reporting Person has sole voting and investment power with respect to 676,223 shares and shared voting and investment power over 109,784 shares. The amount reported as beneficially owned does not include 1,085,351 shares held in trust or other fiduciary accounts and over which the Reporting Person exercises no voting or investment power. The 786,007 shares and the 1,871,358 shares (consisting of the 786,007 shares with sole or shared voting and investment power and the 1,085,351 with no voting or investment power) represent 8% and 19% respectively, of the issued and outstanding shares of the Issuer. The Reporting Person disclaims beneficial ownership of all 1,871,358 shares and the report shall not be construed as an admission of beneficial ownership for the purposes of Section 13 or any other purpose.

          (b)  Percent of Class: 8.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                     676,223

               (ii)  shared power to vote or to direct the vote:
                     109,784

               (iii) sole power to dispose or to direct the
                     disposition of:
                     676,223

               (iv)  shared power to dispose or to direct the
                     disposition of:
                     109,784

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:
                                    ---
Item 6.        Ownership of More than Five Percent on Behalf of
          Another Person

          The amount of securities reported as beneficially owned consists of shares of the Issuer's common stock for which the Reporting Person serves as sole or co-fiduciary with respect to trusts and other accounts. The Reporting Person is not aware of any person or group of persons who own more than five percent of the Issuer's common stock and for whom the Reporting Person serves as sole or co-fiduciary, except that the Reporting Person is co-trustee for a trust over which Lynn S. Fuller controls the voting of all 77,848 shares of the Issuer's common stock held by such trust.

Item 7.        Identification and Classification of the
          Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8. Identification and Classification of Members of the Group

          N/A

Item 9.        Notice of Dissolution of Group

          N/A

Item 10.       Certification

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or for the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    [THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK]

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         February 12, 2002
                         --------------------------
                         Date

                         DUBUQUE BANK AND TRUST COMPANY


                         By:  /s/ Paul Peckosh
                              ----------------------
                              Paul J. Peckosh
                              Executive Vice President, Trust